Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433
The following slide is from a presentation given to investors in meetings with the Dow Investor Relations team.  Its first use in a presentation was on Monday, August 24, 2015. The Dow Chemical Company

DCP – Olin Transaction Update

Reducing Earnings Volatility

Structure and Considerations

- Reverse Morris Trust structure – split-off intention
- Total value ~$5.0 - $5.5B, pre-tax consideration ~$8 - $9B;
  - **~$2.1B Cash and Cash Equivalents**
    - ~$0.9B cash dividend
    - ~$1.1B debt exchange
    - ~$0.1B cash-pension
  - **~$1.0B Assumption of liabilities**
    - ~$0.6B debt
    - ~$0.4B pension
  - **~$1.5 - $2.0B in Olin common stock[1]**
    - 87.5MM Olin shares
  - **~$0.4B Ethylene capacity rights**

  - **~$5.0 - $5.5B in value**

Impact - Dow's Capital Structure

	2Q 2015	Pro Forma Impact
Cash	$6.2B	↑ ~$1.4B
Debt	$19.7B	↓ ~$1.6B
Pension (4Q14)	$8.35B	↓ ~$0.4B
Share Count	1.15B	↓ ~35 - 45MM shares[2]
Dividend p.a.	~ $1.9B	↓ ~ $60 - $70MM p.a.[2]

Clearances Required

Completed

- Termination/expiration of the waiting period under U.S. antitrust regulations – waiting period expired June 11
- Foreign anti-trust clearances (Turkey, Russia, Poland) – announced by Olin July 6
- Receipt by Dow of Private Letter Ruling, approved – announced July 17
- Olin definitive proxy statement filing – mailed August 17

Pending

- Effectiveness of S-4 registration statements
- Approval by Olin's shareholders of share issuance and Olin charter amendment (Sept. 15th, 2015)

DOW

The values presented on this slide are "expected" values.
Information current through Aug. 17, 2015
(1) Dependent on Olin share price at close
(2) Dependent on Olin share price and Dow share price at close

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SEC Disclosure

Some of our comments today include statements about our expectations for the future. Those expectations involve risks and uncertainties. Dow cannot guarantee the accuracy of any forecasts or estimates, and we do not plan to update any forward-looking statements if our expectations change. If you would like more information on the risks involved in forward-looking statements, please see our annual report and our SEC filings.

In addition, some of our comments reference non-GAAP financial measures. Where available, presentation of and reconciliation to the most directly comparable GAAP financial measures and other associated disclosures are provided on the Internet at www.dow.com/investors.

This document also contains statements about Dow's agreement to separate a substantial portion of its chlor-alkali and downstream derivatives business, distribute the business to Dow shareholders and then merge it with a subsidiary of Olin Corporation (the "Transaction"). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company's operations, Olin's ability to integrate the business successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Dow's or Olin's business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow's or Olin's consolidated financial condition, results of operations or liquidity. Dow does not assume any obligation to provide revisions to any forward looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Important Notices and Additional Information

In connection with the proposed transaction, Blue Cube Spinco Inc. ("Spinco") has filed a registration statement on Form S-4/S-1 containing a prospectus and Olin has filed a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed by Dow, Spinco and Olin with the SEC at the SEC's web site at http://www.sec.gov. Free copies of these documents and any further amendments, once available, and each of the companies' other filings with the SEC may also be obtained from the respective companies by directing a written request to Olin at 190 Carondelet Plaza, Clayton, MO 63105. Attention: Investor Relations or Dow or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, Attention: Investor Relations.

This communication is not a solicitation of a proxy from any investor or security holder. However, Olin, Dow, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC. Information regarding Olin's directors and executive officers is available in Olin's 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 4, 2015. Information regarding Dow's directors and executive officers is available in Dow's Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders, filed March 27, 2015, and a supplement to the proxy statement filed March 31, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statements, prospectuses and proxy statement and other relevant materials filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

™Trademark of The Dow Chemical Company or an affiliated company of Dow.

"EBITDA" is defined as earnings (i.e., "Net Income") before interest, income taxes, depreciation and amortization.
"Operating EBITDA" is defined as EBITDA excluding the impact of Certain items.
"Operating EBITDA margin" is defined as "Operating EBITDA" as a percentage of reported net sales.
"Adjusted sales" is defined as "Net Sales" less prior period divestitures, current period acquisitions and sales of the Hydrocarbons and Energy businesses.
"Operating Return on Capital" is on a trailing twelve-month basis and defined as Adjusted Net Operating Profit After Tax divided by Average Total Capital.
"Free Cash Flow" is defined as Cash from Operations less Capital Expenditures.

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